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                              Filing Company:           Cardiac Science Inc.
                              Subject Company:          Artema Medical AB
                              File Number for Related
                              Registration Statement:   333-60308

                              This communication is filed pursuant
                              to Rule 425 promulgated under the
                              Securities Act of 1933, as amended

[CARDIAC SCIENCE LOGO]

                  NEWS RELEASE for OCTOBER 18, 2001 at 9:30 AM

Contact:  Allen & Caron Inc         or,  Cardiac Science, Inc.
          Matt Clawson (Investors)       Roderick de Greef
          Lynn Johnson                   Executive VP & Chief Financial Officer
          Len Hall (Media)               (949) 587-0357
          (949) 474-4300                 rdegreef@cardiacscience.com
          matt@allencaron.com
          len@allencaron.com


                CARDIAC SCIENCE COMPLETES SURVIVALINK INTEGRATION

               ACCEPTANCE PERIOD EXTENDED FOR THE TENDER OFFER OF
                                 ARTEMA MEDICAL

         IRVINE, CA October 18, 2001 -- Cardiac Science Inc (Nasdaq: DFIB) today announced that it has completed the integration of its operations following the close of its acquisition of privately-held Survivalink Corporation on September
26. The combined company will operate under the Cardiac Science name with the Survivalink name being used as the trade name for its current Automated External Defibrillator (AED) product line.

         Cardiac Science has located its executive offices and combined sales, marketing, administrative and engineering functions at its Irvine headquarters and has consolidated all production operations in the FDA-registered manufacturing facilities of Survivalink in Minneapolis. As a result of the discontinuation of manufacturing operations in Irvine and the elimination of redundant positions and functions throughout the combined company, Cardiac Science now has 131 employees, down from a pre-acquisition total for both companies of 176, with approximately 40 percent of all employees engaged in sales and marketing activities. This consolidation of personnel is anticipated to result in an annualized reduction of operating expenses of approximately $3.1 million.

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          "We now have all of our manufacturing under one roof in a well managed facility that has the capacity to meet our production requirements for the foreseeable future," said Roderick de Greef, Executive Vice President and CFO. "As a result of this integration our operating expenses have been reduced by several million dollars which is an important milestone in reaching our objective of becoming profitable in 2002."

About the Extension of the Tender Offer For Artema

         The acceptance period for the tender offer for all the outstanding shares of Stockholm-based manufacture of patient monitors and external defibrillators Artema Medical AB has been extended to 3 P.M. Stockholm time on November 23, 2001. Other terms and conditions remain the same during the extended acceptance period. As of October 18, 2001, no Artema class A shares have been tendered, and approximately 822,559 shares of Artema's class B shares have been tendered.

About Cardiac Science

         Cardiac Science develops, manufactures and markets life-saving external cardiac defibrillator devices and proprietary disposable defibrillator electrodes that monitor and automatically treat patients who suffer life-threatening heart rhythms. Powerheart(R), the Company's patented hospital bedside defibrillator monitors a patient's heart activity, accurately identifies life-threatening arrhythmias, and immediately administers defibrillation shock(s) within seconds and without human intervention. Cardiac Science's easy-to-use portable Survivalink(R) brand Automated External Defibrillators are distinct from the competition and feature patented RescueReady(R) features, such as one button operation, pre-connected disposable electrode pads and biphasic defibrillation technology. The Company's products are marketed in the United States by its 36-person direct sales force and by prominent independent distributors in 40 countries around the world. To date, Cardiac Science products have saved over 3,000 lives.

         For more information please visit www.cardiacscience.com. For investor information please visit www.allencaron.com.


         This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Cardiac Science cautions that these statements are subject to substantial risks and uncertainties and are qualified by important factors that could cause actual results to differ materially from those reflected by the forward-looking statements and should not be relied upon by investors when making an investment decision. Information on these and other factors is detailed in the Company's Form 10-K for the year ending December 31, 2000 and other documents filed by the company with the Securities and Exchange Commission.

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WE HAVE FILED AN S-4 REGISTRATION STATEMENT WITH THE SEC IN CONNECTION WITH THE
OFFER. WE URGE YOU TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders are able to obtain free copies of these documents at the Commission's website at www.sec.gov [http://www.sec.gov] and upon oral or written request to Cardiac Science, Inc., 16931 Millikan Avenue, Irvine, California, 92606, USA, Attention: Mr. Roderick de Greef, Chief Financial Officer (telephone number +1 949 587 0357).

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